May 27, 2010	Trading Symbol: TSX:HNC

Hard Creek Nickel Warrants Exercised

(VANCOUVER) – Mark Jarvis, President of Hard Creek Nickel Corp. (TSX – HNC) announced today that 2,109,461 warrants have been exercised at $0.30 for a total of $632,838.30. These warrants expired on May 22, 2010.

On behalf of the Board of Directors,

“Mark Jarvis”

Mark Jarvis, President
HARD CREEK NICKEL CORPORATION

The TSX does not accept responsibility for the accuracy or adequacy of this news release.

Ste. 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300	F: 604-681-2310
E: info@hardcreek.com	W: www.hardcreeknickel.com